Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, Massachusetts 02459

June 10, 2008

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20459

Attn:	Jeffrey P. Riedler
Assistant Director

Re:	Pro-Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed May 14, 2008
File No. 333-150898

Dear Mr. Riedler:

This letter is submitted on behalf of Pro-Pharmaceuticals, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed on May 14, 2008, as set forth in your letter dated May 28, 2008 to David Platt, Ph.D. (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced comments for the Comment Letter and we have placed in boldface the headings of our responses thereto.

Certain capitalized terms used in this response letter have the following meanings:

“Common Stock” means the common stock of the Company;

“Series A Preferred” means the Series A 12% Convertible Preferred Stock of the Company;

“2006 Warrants” means the Company’s common stock purchase warrants dated February 14, 2006;

“2008 Warrants” means the Company’s common stock purchase warrants dated February 4, 2008;

“Conversion Shares” means the shares of Common Stock issuable upon conversion of the Series A Preferred;

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“Dividend Shares” means shares of Common Stock issuable as stock dividends on the Series A Preferred;

“2006 Warrant Shares” means shares of Common Stock issuable upon exercise of the 2006 Warrants;

“2008 Warrant Shares” means shares of Common Stock issuable upon exercise of the 2008 Warrants; and

“Resale Shares” means the aggregate of the Conversion Shares, Dividend Shares, 2006 Warrant Shares and 2008 Warrant Shares.

General

Comment No. 1

We note that on January 12, 2007 you filed a registration statement on Form S-3 registering for resale 37,087,013 shares of common stock, including shares issuable upon the exercise of the 2006 Warrants. That registration statement was never declared effective. Supplementally, please tell us what your plans are with respect to that registration statement. If you have decided not to proceed with that registration statement, please consider withdrawing it.

Response to Comment No. 1

The Company has filed an application for withdrawal of the registration statement referred to in this Comment.

Comment No. 2

Supplementally, for each selling security holder, tell us what portion of the shares of common stock being offered is issuable upon the exercise of the 2006 Warrants.

Response to Comment No. 2

The portion of 2006 Warrant Shares for each holder of 2006 Warrants relative to the aggregate of the Resale Shares is as follows:

Selling Stockholder for 2006 Warrants	Number of 2006 Warrant Shares and as percentage of Resale Shares

Alexandra Global Master Fund Ltd.	998,508 or 6%

Bristol Investment Fund, Ltd.	998,508 or 6%

Cranshire Capital, L.P.	998,508 or 6%

DKR Soundshore Oasis Holding Fund Ltd.	998,508 or 6%

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Iroquois Master Fund Ltd	998,508 or 6%

JMG Capital Partners, L.P.	499,257 or 3%

JMG Triton Offshore Fund, Ltd.	499,257 or 3%

Kings Road Investments, Ltd.	1,997,022 or 12%

Smithfield Fiduciary, LLC	1,997,022 or 12%

Rodman & Renshaw, Inc.	998,508 or 6%

Comment No. 3 Dollar value of underlying securities

Supplementally, please provide us with the total dollar value of the securities underlying the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

Response to Comment No. 3

Using the closing trading price per share of the Common Stock ($0.59) on the date the private placement of the Series A Preferred was closed (February 4, 2008), the total dollar value of the Conversion Shares underlying the Series A Preferred was $1,028,075.

Comment No. 4 Payments to the investor and affiliates

Supplementally, please provide us with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of the convertible preferred stock in this disclosure.

Further, supplementally please provide us with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the convertible preferred stock

Response to Comment No. 4

The Company presumes, insofar as this Comment No. 4 follows the preceding Comment which concerned the Series A Preferred and refers, in the final sentence of the first paragraph, solely to the “convertible preferred stock,” that the words “the transaction” in this Comment No. 4 is intended to mean the transaction involving the sale of the Series A Preferred and 2008 Warrants.

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In connection with the sale of the Series A Preferred, the Company has not made and is not required to make any payments to holders of Series A Preferred, or their affiliates or any person with whom they have a contractual relationship, other than dividends payable at the Company’s election in cash or Dividend Shares. It is not required to make payments to finders or placement agents except as disclosed in the following table.

Placement agents compensation	$14,000 (1)(2)

(1)	Aggregate of cash compensation paid to two agents.

(2)	Compensation (not valued in dollar amount in table) included warrants in the form of the 2008 Warrants exercisable at $1.50 per share to purchase an aggregate of 8,400 2008 Warrant Shares.

The Company received net cash proceeds of approximately $1,691,000 from the sale of the Series A Preferred and 2008 Warrants.

The only possible payments to holders of Series A Preferred during the first year following issuance are payments of dividends, which may be paid at the Company’s election in cash or Dividend Shares. Dividends are payable at the rate of 12% annually and if paid in the form of Dividend Shares, the number of Dividend Shares payable on the dividend payment date is calculated using the higher of (i) $1.00 per share of Common Stock or (ii) 100% of the average of the value weighted average price (VWAP) of the Common Stock for the 20 consecutive trading days ending on the day immediately prior to the dividend payment rate. The $1.00 minimum for each Dividend Share is the same as the per-unit price paid by the purchasers of the Series A Preferred. As a result, the number of shares of Common Stock to be issued as Dividend Shares is closely approximate (rather than at a discount) to the market price of the Common Stock as of each dividend payment date, and any event cannot be less than the original purchase price in this transaction.

Comment No. 5 Potential profits on conversion

Supplementally, please provide us with tabular disclosure of:

•

the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established by the convertible preferred stock; and

-	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price

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of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible preferred stock (assuming no interest payments and complete conversion throughout the term of the convertible preferred stock);

•

the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

•

the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling stockholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response to Comment No. 5

The terms of the Series A Preferred do not provide for conversion at a discount to market or floating conversion rate at any time. Each share of Series A Preferred is convertible on a one-for-one basis to one Conversion Share, subject to adjustment in the event the Company pays a stock dividend (other than as required by the terms of the Series A Preferred), subdivides of its outstanding shares of Common Stock, combines (by way of a reverse stock split) outstanding shares of Common Stock, or issues by way of a reclassification of the shares of Common Stock any share of capital stock of the Company.

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The following table provides information sought in Comment No. 5 to the extent applicable:

Market price per share of Common Stock on date of sale of Series A Preferred	Sale price per unit comprised of (i) one share of Series A Preferred and (ii) warrants exercisable to purchase two 2008 Warrant Shares	Total possible Conversion Shares underlying Series A Preferred	Dollar value of Conversion Shares using market price on date of sale (column 1)	Dollar value of Conversion Shares using conversion price (column 2)	Total possible discount
$0.59	$1.00	1,742,500	$1,028,075	$1,742,500	$0

Comment No. 6 Total potential profit from other securities

Supplementally, please provide us with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the

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conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response to Comment No. 6

None of the Selling Stockholders or any affiliate owns warrants, options, notes or other securities which provides for a conversion discount. The holders of the 2006 Warrants formerly held the Company’s 7% Convertible Notes, which contained a conversion discount feature, all of which as of December 31, 2008 had been discharged in full by payment in cash or Common Stock.

To the extent Comment No. 6 seeks information about the 2006 Warrants and 2008 Warrants, the Company furnishes the following tables:

Market price per share of Common Stock on date 2006 Warrants were sold	Initial exercise price of 2006 Warrants	Total number of 2006 Warrant Shares	Dollar value of 2006 Warrant Shares using market price per Common Share on date of sale	Dollar value of 2006 Warrants using initial exercise price stated in 2006 Warrants	Total possible discount
$3.05	$3.35(1)	1,639,344	$5,000,000	$5,491,802	$0

(1)	subject to adjustment in the event of stock dividends and splits, capital stock reclassifications and the like; dilutive equity sales subsequent to the original sale date; and in the event of certain subsequent rights offerings, pro rata distributions and fundamental transactions such as sale of substantially all assets or business combination involving the Company.

Market price per share of Common Stock on date 2008 Warrants were sold	Exercise price of 2008 Warrants	Total number of 2008 Warrant Shares	Dollar value of 2008 Warrant Shares using market price per Common Share on date of sale	Dollar value of 2008 Warrants using exercise price stated in 2008 Warrants	Total possible discount
$0.59	$1.50 for A series, $2.00 for B series (1)	3,493,400	$2,061,106	$6,111,350	$0

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(1)	adjustable solely in the event of a stock split or reclassification of the capital stock of the Company and the like, or in the event of a fundamental transaction such as sale of substantially all assets or business combination involving the Company.

Comment No. 7 Comparison of issuer Proceeds to potential investor profit

Supplementally, please provide us with tabular disclosure of

•	the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 4;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comments 5 and 6.

Further, supplementally please provide us with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 4 and the total possible discount to the market price of the shares underlying the convertible preferred stock as disclosed in response to comment 5 divided by the net proceeds to the issuer from the sale of the convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the convertible preferred stock.

Response to Comment No. 7

With respect to the bulleted items in the first paragraph of Comment No. 7, please see the table below:

Gross proceeds paid to issuer of Series A Preferred	$1,742,500

Payments disclosed in response to Comment 4 and other transaction costs	$51,751

Net cash proceeds to issuer	$1,690,749

Profit realizable from conversion discounts	$0

With respect to the second paragraph of this Comment, the Company believes that the terms of the Series A Preferred do not result in the type of information this paragraph seeks. The Company is not required to make payments on the Series A Preferred other than dividends, which may be in the form of cash or Dividend Shares, and the Conversion Shares are issuable at a fixed

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ratio, rather than an discount to market or other floating rate. (Please see the final paragraph of the response to Comment No. 4 for a discussion of the manner in which the number of Dividend Shares is calculated.)

Moreover, the Series A Preferred does not contain a repayment or similar term as is the case for a convertible debt instrument. The Series A Preferred converts automatically to Conversion Shares (referred to as mandatory conversion in the Company’s charter amendment that authorized the Series A Preferred) on the first date at which the closing price of the Common Stock exceeds $3.00 for fifteen trading days in any consecutive twenty trading day period and, at such time, the Conversion shares are covered by an effective resale registration statement or the Conversion Shares may be resold into the public markets under the conditions contemplated by former Rule 144(k).

Comment No. 8 Prior transactions between the issuer and the selling stockholders

Supplementally, please provide us with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction.

Response to Comment No. 8

Please see the table below and note that row 5 of the table is responsive to the third bullet in Comment No. 8.

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	Transaction (all transactions involve shares of Common Stock or securities exercisable for or convertible into to shares of Common Stock)
Transaction	Offerings prior to October 2003	October 2003	April 2004	August 2004	February 2006
Shares prior to transaction	13,297,017	22,764,729	24,079,300	25,315,411	27,315,411

Shares prior to transaction held by Company affiliates	9,418,815	9,418,815	9,418,815	9,418,815	9,348,615

Shares prior to transaction held by selling stockholders or their affiliates	Not readily available	0 by investors in this transaction	27,500 held by selling stockholders who invested in October 2003 transaction	116,667 held by selling stockholder who invested in October 2003 or April 2004 transaction	0 by investors in this transaction

Shares prior to transaction held by persons other than selling stockholder, their affiliates, or Company affiliates	3,878,202	12,345,914	14,632,985	15,779,929	17,966,796

Shares issued or issuable pursuant to transaction	9,639,742(1)	2,037,593(2)	1,915,973(3)	4,100,000(4)	24,032,987(5)

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	Transaction (all transactions involve shares of Common Stock or securities exercisable for or convertible into to shares of Common Stock)
Transaction	Offerings prior to October 2003	October 2003	April 2004	August 2004	February 2006

Percentage of total issued or issuable shares pursuant to transaction divided by shares outstanding prior to transaction held by non- affiliates	249%	17%	13%	26%	134%

Market price per share on date prior to transaction (6)	$3.95	$5.29	$4.35	$3.82	$3.07

Market price per share on 6/3/2008 (6)	$0.38	$0.38	$0.38	$0.38	$0.38

Alexandra Global Master Fund, Ltd					2,575,384

Bristol Investment Fund, Ltd		64,286	105,000	200,000	1,874,843

Cranshire Capital, L.P.		214,286	223,334	200,000	1,300,521

DKR Soundshore Oasis Holding Fund, Ltd		42,857			2,575,384

Iroquois Capital, Fund, Ltd.					1,831,693

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	Transaction (all transactions involve shares of Common Stock or securities exercisable for or convertible into to shares of Common Stock)
Transaction	Offerings prior to October 2003	October 2003	April 2004	August 2004	February 2006

JMG Capital Partners, L.P.					1,287,695

JMG Triton Offshore Fund, Ltd.					1,287,695

Kings Road Investments, Ltd.					5,150,632

Smithfield fiduciary, LLC.				233,334	5,150,632

Rodman & Renshaw, Inc.		65,729	61,806	127,535	998,508

Yona Binder	100,000

Mildred Christian	17,500

Dale Conaway	12,846

Howard Crosby	6,000

James Czirr	125,000

Irwin Goldstein	8,500

Preston Hawkins	140,000

Robert Jacobs	115,000

JAM Capital Associates LLC	20,000

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	Transaction (all transactions involve shares of Common Stock or securities exercisable for or convertible into to shares of Common Stock)
Transaction	Offerings prior to October 2003	October 2003	April 2004	August 2004	February 2006

Edward Kendler	70,000

Anatole Klyosov	100,000

Herbert Lazar	20,000

Steven Lazar	15,000

James McPhelan	25,000

Bertram Pitt	50,000

David Platt	207,379

Michael Sheikh	15,000

David Smith	62,500

Tailwind V.C., LLC	100,000

Linda Upton	95,680

Gary Zoellner	190,000

George Zoellner	20,000

(1)	Comprised of shares of Common Stock sold in three private placements concluded prior to October 2003, shares of Common Stock held by certain Company founders, and shares of Common Stock underlying warrants issued prior to October 2003.

(2)	Includes 657,293 investor warrants and now-expired 65,729 placement agent warrants.

(3)	Includes 618,056 investor warrants and now-expired 61,806 placement agent warrants.

(4)	Includes 2,000,000 investor warrants and 100,000 placement agent warrants.

(5)	Includes (i) 13,049,381 shares of Common Stock issued pursuant to the Company’s 7% Convertible Debentures dated February 14, 2006 (the “Debentures”) in the aggregate original principal amount of $10,000,000 (all of which as of December 31, 2008 had been

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discharged in the form of cash payments or issuance of Common Stock pursuant to their terms) and (ii) 10,983,606 2006 Warrant Shares issuable upon exercise of the 2006 Warrants after application of anti-dilution provisions in the 2006 Warrants triggered by subsequent dilutive equity sales. The initial conversion price of the Debentures was $3.35 per share of Common Stock and the initial exercise price of the 2006 Warrants was $3.35. The market price of the Common Stock on the date of the transaction was $3.05 per share.

(6)	No reverse splits have occurred.

Comment No. 9 Comparison of registered shares to outstanding shares

Supplementally, please provide us with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response to Comment No. 9

All shares referred to in the table below are Common Stock.

Shares outstanding prior to Series A Preferred transaction held by persons other than selling stockholders and their affiliates, and affiliates of the Company	27,164,298

Shares registered for resale by selling stockholders or their affiliates in prior registration statements	10,353,572

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Shares registered for resale by selling stockholders or their affiliates that continue to be held by the selling stockholders or their affiliates	2,252,250 (1)

Shares sold in prior registered resale transactions by selling stockholders or their affiliates	(2)

Shares registered for resale on behalf of selling stockholders or their affiliates in the current transactions	16,825,073(3)

(1)	An approximation based on information available to the Company which may not be current or accurate in all cases.

(2)	Accurate information not available.

(3)	Includes two transactions: (i) 2006 Warrant Shares issuable pursuant to the 2006 Warrants, and (ii) Conversion Shares and Dividend Shares issuable pursuant to the Series A Preferred and 2008 Warrant Shares issuable pursuant to 2008 Warrants.

Comment No. 10 The issuer’s intention and ability to make all convertible preferred stock payments

Supplementally, please provide us with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible securities; and

•

whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling stockholder entered into that short position; and

-	the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or after the filing of the registration statement, etc.).

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Response to Comment No. 10

In response to the first bullet: Insofar as the only payments required to be made on the Series A Preferred are dividends payable, at the Company’s election in cash or Dividend Shares, the Company believes it has the financial ability to make all payments required by the Series A Preferred.

In response to the second bullet: The Company has not obtained information from selling stockholders as to existing short positions.

Comment No. 11 Relationships between the issuer and selling stockholders

Supplementally, please provide us with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response to Comment No. 11

All such relationships, arrangements and agreements in connection with the sale of the Series A Preferred been disclosed in the Registration Statement or Form 8-K current report(s) filed in connection with that transaction.

Comment No. 12 The method by which the number of registered shares was determined

Supplementally, please provide us with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response to Comment No. 12

The number of shares the Company seeks to register in connection with the Registration Statement was determined as follows:

2006 Warrant Shares: By use of the most recent applicable exercise price ($0.50) resulting from application of the anti-dilution provisions in the 2006 Warrants, and assuming no subsequent

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trigger for an exercise price adjustment will occur, which results in 10,983,606 2006 Warrant Shares being registered.

Conversion Shares: By use of the applicable one-for-one conversion ratio for the Series A Preferred, which results in 1,742,500 Conversion Shares being registered

Dividend Shares: By calculating the number of Dividend Shares issuable as of the initial six dividend payment dates based on the assumption that no conversion of the Series A Preferred would have occurred on or before any of such dividend payments date and that the Company would elect to pay all such dividends in the form of Dividend Shares rather than cash, which. 605,567 Dividend Shares being registered.

2008 Warrants: By use of the maximum number of 2008 Warrant Shares for which the 2008 Warrants are exercisable, resulting in 3,493,400 2008 Warrant Shares being registered.

Comment No. 13 Information regarding institutional selling stockholders

To the extent you have not already done so and with respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response to Comment No. 13

This information is set forth in the footnotes to the Selling Stockholder Table contained in the Registration Statement.

Comment No. 14 Selling Stockholders, page 7

We note your statement that “[n]one of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, other than Rodman & Renshaw, Inc. and Chelsea Financial Services.” Please:

•

state whether any selling stockholder is a broker-dealer. For any such selling stockholder, identify them as an underwriter unless you can state that they obtained the securities being registered for resale as underwriter compensation; and

•

state whether any selling stockholder is an affiliate of a broker-dealer. For any such selling stockholder, identify them as an underwriter unless you can state in the prospectus that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response to Comment No. 14

Each of Rodman and Renshaw and Chelsea Financial Services is a broker-dealer and obtained their securities as compensation for placement agent services in connection with their respective transaction. No other selling stockholder is an affiliate of a broker-dealer. The Company has amended the Registration Statement to comply with the second bullet of this comment.

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Comment No. 15 Incorporation of Certain Documents by Reference, page 12

Please update your incorporation by reference section to include your most recent quarterly report on Form 10-Q and the current report on Form 8-K filed May 20, 2008.

Response to Comment No. 15

The Company has amended the Registration Statement to comply with your request.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 559-0033.

Sincerely,

/s/ Anthony D. Squeglia

Anthony D. Squeglia

Chief Financial Officer